Filed by F.N.B. Corporation

(Commission File No. 001-31940)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PVF Capital Corp.

(Commission File No. 0-24948)

The following slides were included in the slide presentation referenced during the First Quarter 2013 Earnings Report and Conference Call of F.N.B. Corporation on April 24, 2013:

Cautionary Statement Regarding Forward-looking Information:

This presentation and the reports F.N.B. Corporation files with the Securities and Exchange Commission often contain “forward-looking statements” relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B. Corporation. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause F.N.B. Corporation’s future results to differ materially from historical performance or projected performance. These factors include, but are not limited to: (1) a significant increase in competitive pressures among financial institutions; (2) changes in the interest rate environment that may reduce interest margins; (3) changes in prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions; (5) various monetary and fiscal policies and regulations of the U.S. government that may adversely affect the businesses in which F.N.B. Corporation is engaged; (6) technological issues which may adversely affect F.N.B. Corporation’s financial operations or customers; (7) changes in the securities markets; (8) risk factors mentioned in the reports and registration statements F.N.B. Corporation files with the Securities and Exchange Commission; (9) housing prices; (10) the job market; (11) consumer confidence and spending habits; (12) estimates of fair value of certain F.N.B. Corporation assets and liabilities; (13) transaction risks associated with the pending merger of PVF Capital Corp, and integration challenges related to the recently completed merger with Annapolis Bancorp, Inc. and the difficulties encountered in expanding into a new market; and (14) the effects of current, pending and future legislation, regulation and regulatory actions. F.N.B. Corporation undertakes no obligation to revise these forward-looking statements or to reflect events or circumstances after the date on which the forward-looking statements were made, or April 24, 2013.

Additional Information About the Merger:

F.N.B. Corporation and PVF Capital Corp. will file a proxy statement/prospectus and other relevant documents with the SEC in connection with their pending merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. and PVF Capital have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents that F.N.B. has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317, and free copies of the documents that PVF Capital has filed with the SEC by contacting Jeffrey N. Male, Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, OH 44139, telephone: (440) 248-7171.

SHAREHOLDERS OF PVF CAPITAL CORP. ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

F.N.B., PVF Capital and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of PVF Capital in connection with the proposed merger. The proxy statement/prospectus, when it becomes available, will describe any interests those directors and officers may have in the merger.

1Q13 Highlights

Very Productive Quarter and Great Start to 2013
Year-over-year EPS growth of 5%
Consistent loan growth driven by C&I lending
Stable net interest margin
Solid asset quality results
Positive trends seen in fee-based businesses
Seamless integration of Annapolis Bancorp
Announced PVF Capital acquisition
Completed infrastructure build-out of e-delivery strategy, now offer complete suite of electronic banking options
Solid Operating Results
Continued Progress on Strategic Actions

Reposition and Reinvest  – Actions Drive Long-Term Performance

2009 2010 2011 2012 1Q13
PEOPLE Talent Management
Strengthened team through key
hires; Continuous team
development
Attract, retain, develop best talent
Continued
Success
Geographic Segmentation
Regional model
Regional
Realignment
5th
Region
Created
PROCESS Sales Management/Cross Sell
Proprietary sales management
system developed and
implemented: Balanced
scorecards, cross-functional
alignment
Consumer
Banking
Scorecards
Consumer Banking Refinement/Daily Monitoring
Continued
Utilization
Commercial
Banking Sales
Management
Expansion to additional lines of
business
Continued
Expansion
PRODUCT Product Development
Deepened product set and niche
areas allow FNB to successfully
compete with larger banks and
gain share
Private Banking Capital Markets
Online and mobile banking
investment /implementation –
Online banking enhancements,
mobile banking and app
Online/mobile
banking
infrastructure
complete with
mobile remote
deposit capture
and online
budgeting tools
Asset Based
Lending
Small Business
Realignment
Treasury
Management
PRODUCTIVITY Branch Optimization
Continuous evolution of branch
network to optimize profitability
and growth prospects
De-Novo Expansion 9 Locations
Ongoing
Evaluation
Consolidate 2
Locations
Consolidate 6
Locations
Consolidate 37
Locations
Acquisitions
Opportunistically expand
presence in attractive markets
CB&T Parkvale
ANNB Closed
PVFC
Announced

Regional Footprint: Pro-Forma View

Source: SNL Financial, Pro-Forma
FNB’s regional model utilizes six regions, including three in top 30 MSA markets, with each region having a regional headquarters housing cross-functional teams.
Top 30 MSA Presence
MSA Population
Baltimore
2.7 million
(#20 MSA)
Pittsburgh
2.4 million
(#22 MSA)
Cleveland
2.1  million
(#28 MSA)
Cleveland MSA
Pittsburgh MSA
Baltimore MSA
ANNB
Acquisition
Completed
April 6, 2013
PVFC Acquisition
Target
Completion
October 2013

ANNB and PVFC Acquisitions = Opportunity

Note: Above metrics at the MSA level
(1) Data per U.S. Census Bureau
(2) Data per Hoover’s
Significant Commercial Prospects =
Opportunity to Leverage Core Competency and Drive Sustained Organic Growth
65,169
59,240
52,149
13,410 13,345
12,851
10,863
9,988
9,251
2,210
2,064 1,972
Baltimore MSA Pittsburgh MSA Cleveland MSA Harrisburg MSA Scranton MSA Youngstown MSA
Total Businesses # of Companies with Revenue Greater Than $1 Million
(1) (2)
Over 175,000 Total Businesses (1)

Summary

Very Productive Quarter and Great Start to 2013
Strong foundation for the future
Completed infrastructure build-out of e-delivery strategy, now offer complete suite of electronic banking options
Seamlessly integrated Annapolis Bancorp acquisition and announced PVF Capital acquisition
Solid 1Q13 Operating Results
Continued Execution of Reposition and Reinvest Strategy
Aggressive pursuit of households
Enhanced retention
Lower delivery costs
Allows branches to consult and generate loan growth and cross-sell opportunities
Presence in three major MSA’s
Significant opportunity to leverage strong commercial platform
Deploy proven cross-functional sales management model
Continued success attracting talent in new markets